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SECURITI

17009827

Securities and Exchange

MAR 01 2017

RECEIVED

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-69103

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CORSAIR ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 24 FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg — (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

35

AFFIRMATION

I, Amy Knapp, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Corsair Advisors LLC (the "Company") at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer
Title

2/27/17
Date

Notary Public

KAM NGAI WOO
Notary Public, State of New York
Reg. No. 01WO6268816
Qualified In Queens County
My Commission Expires 09/17/2020

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORSAIR ADVISORS LLC

Index to Financial Statements

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Corsair Advisors LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Corsair Advisors LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash	$ 1,165,736
Prepaid expenses	8,762
TOTAL ASSETS	$ 1,174,498
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses and other liabilities	$ 47,387
Due to related parties	60,442
TOTAL LIABILITIES	107,829
COMMITMENTS AND CONTINGENCIES (NOTE 4)	
MEMBER'S EQUITY	1,066,669
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,174,498

The accompanying notes are an integral part of these financial statements.

CORSAIR ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") was formed on January 11, 2011 as a Delaware limited liability company. Advisors provides investment banking services and arranges private placement offerings. Advisors is a broker-dealer registered under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Corsair Capital LLC ("Corsair LLC"), a Delaware limited liability company, and an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC") was the sole member of Advisors until July 2015. Beginning July 2015, all ownership was transferred from Corsair LLC to Corsair Capital, L.P. ("Corsair Capital"), a Cayman Islands limited partnership, related to Corsair LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Investment banking revenues include fees for providing advisory services in mergers and acquisitions and arranging private placements. Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Expense Recognition

Expenses are recorded on an accrual basis when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Income Taxes

As a single member LLC, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its beneficial owner, Corsair Capital.

No provision is made in the accompanying financial statements for U.S. Federal and New York State income taxes since such taxes are the responsibility of the ultimate individual members. Advisors is subject to the New York City Unincorporated Business Tax ("UBT") as part of the UBT return of Corsair Capital. UBT is accounted for using the assets and liabilities method. As of December 31, 2015, Advisors has a net operating loss carryforward for UBT of approximately $659,000, resulting in a $26,000 deferred tax assets with a full valuation allowance. For the year ended December 31, 2016, Advisors has taxable income for UBT purposes of approximately $843,000. Advisors reversed the valuation allowance against the deferred tax asset resulting in an immaterial net UBT for the year ended December 31, 2016. The net UBT will be included in the tax return of Corsair Capital.

At December 31, 2016, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination is subject to reevaluation as facts and circumstances may require. As of December 31, 2016, the tax years for Corsair Capital that remain subject to examination by the major tax jurisdictions under the statute of limitations is 2013 for federal and state jurisdictions.

3. RELATED PARTY TRANSACTIONS

Services, space sharing and expense agreement

Advisors has entered into a services, space sharing and expense agreement (the "Agreement") with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The service provided under this agreement includes personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and/or usage. During the period in which Advisors is not engaged in any substantive deal activity, the Covered Expenses will be allocated based on historical average of Covered Expenses for similar period of inactivity. For the year ended December 31, 2016, the Covered Expenses were calculated using historical averages during the period of inactivity and based on estimates of time and/or usage during the period with deal activities.

4. COMMITMENTS & CONTINGENCIES

A guarantee is a contract that contingently requires Advisors to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, Advisors enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. Advisors' maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against Advisors that have not occurred. However, based on its experience, Advisors expects the risk of loss to be remote.

5. REGULATORY REQUIREMENTS

Advisors is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, Advisors had regulatory net capital of approximately $1,058,000, which exceeded the required net capital by approximately $1,051,000.

Advisors does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and therefore SEC Rule 15c3-3 is not applicable to its operations.

6. CONCENTRATIONS

All cash deposits are held by one financial institution and therefore is subject to the credit risk at that financial institution. Advisors has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

7. SUBSEQUENT EVENTS

Management of Advisors has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no subsequent events requiring recognition or disclosure in the financial statements.

Corsair Advisors LLC

Statement of Financial Condition
December 31, 2016